UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Sale of interest in Nova Transportadora do Sudeste completed

Rio de Janeiro, April 4, 2017 – Petróleo Brasileiro S.A. – Petrobras informs that it concluded today the sale transaction announced on September 23, 2016, of
90% of the company's shares in Nova Transportadora do Sudeste ("NTS") to Nova
Infraestrutura Fundo de Investimentos em Participações ("FIP"), managed by
Brookfield Brasil Asset Management Investmentos Ltda, an entity affiliated with
Brookfield Asset Management.

The operation was completed upon payment today of US$ 4.23 billion, after all precedent conditions and adjustments provided for in the purchase and sale agreement were fulfilled. The total amount received by Petrobras consists of US$
2.59 billion for the sale of shares and US$ 1.64 billion for the debentures convertible in shares issued by NTS, maturing in 10 years, for substitution of a debt to Petrobras Global Trading B.V. ("PGT"), a wholly-owned subsidiary of
Petrobras. The remaining balance (US$ 850 million, also referring to the sale of shares) will be paid in five years, and adjusted over the period.

Petrobras will continue to use NTS’ natural gas transport facilities, through current gas transport contracts, with no impact on its operations neither on the delivery of gas to distributors and other customers.

Transpetro will remain in charge of the operation and maintenance of assets through a new service agreement signed with NTS today, with a ten years term.

Petrobras further informs that after closing this transaction, FIP executed the sale of part of its shares in NTS to Itaúsa - Investimentos Itaú S.A.
("Itaúsa"), under the same commercial conditions as the transaction between
Petrobras and FIP.

With the completion of the two transactions today, NTS now has the following ownership structure:
• FIP: 82.35%
• Petrobras: 10%
• Itaúsa: 7.65%

The Board of Directors of NTS will consist of seven members nominated by FIP, two nominated by Petrobras, and one nominated by Itaúsa.

The transaction is part of the Partnership and Divestiment Program, which totaled US$ 13.6 billion in the 2015-2016 biennium. The sale is in line with the company's Strategic Plan/2017-21 Business and Management Plan, which provides for participation in the oil and gas supply chain through partnerships.  In addition, the transaction opens opportunities for partnerships with other companies to contribute to strengthening the natural gas industry in Brazil, fostering (encouraging) new investments in the expansion of gas transport infrastructure.

__________________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: April 04, 2017	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer